(212) 701-3000
May 1, 2009
VIA IDEA TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	IPC Holdings, Ltd. Revised Preliminary Proxy Statement on Schedule 14A Filed April 21, 2009 Filed by Validus Holdings, Ltd. and Validus Ltd. File No. 000-27662
Dear Mr. Duchovny:
          On behalf of Validus Holdings, Ltd. (the “Company”) and Validus Ltd., we hereby submit responses to the comments of the Staff regarding the above-referenced filing as set forth in your letter dated April 29, 2009 (the “Comment Letter”). Additionally, the Company and Validus Ltd. file herewith, via IDEA, Amendment No. 2 to their Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), originally filed with the Commission on April 9, 2009. This amendment reflects the Company’s responses to the comments of the Staff as set forth in the Comment Letter.

          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response. Except where noted otherwise, the Company’s responses are also those of Validus Ltd.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
Cover Page
     1. Given that your offer consideration is stock and the price of your stock fluctuates, please include disclosure of the premium, if any, as of the latest practicable date when you provide disclosure of the premium as of March 2, March 30 and March 31, 2009.
     Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment.
     2. We note that in the preliminary proxy statement filed by you on April 16, 2009 (the “PREM14A”), you state that the share issuance contemplated in that filing will become effective only if IPC shares are exchanged for Validus shares “pursuant to the amalgamation agreement or otherwise but based on an exchange ratio no less favorable to Validus shareholders than the exchange ratio set forth in the amalgamation agreement...” This language suggests that you have the option of completing a transaction with IPC at an exchange ratio that is different than the exchange ratio discussed in this filing. Please refer to this contingency in this filing and discuss the implications to IPC shareholders of your ability to change the stated exchange ratio.
     Response: The Company advises that they intend to complete a transaction with IPC using the exchange ratio set forth in the amalgamation agreement and the Company will revise the proxy statement filed on April 16, 2009 (the “Share Issuance Proxy Statement”) so that the referenced statement says “pursuant to the amalgamation agreement or otherwise but based on the exchange ratio set forth in the amalgamation agreement...” to remove the suggestion that a different exchange ratio may be used.
     3. Please delete the word “binding” in all places in which it appears. Because you appear to have reserved for yourself the option of modifying the exchange ratio (as stated above) and withdrawing your offer, it does not appear that the use of this term is appropriate.
     Response: The Company has revised the disclosure throughout the Proxy Statement in response to the Staff’s comment to remove the word “binding” where appropriate and has added footnote 1 on page 7 in connection with the occurrence of the word in the body of letters that are reproduced in the Proxy Statement.
     4. We note your statement on page 1 of the filing that the “consideration to be paid to the company’s shareholders by Max in the Proposed Max Amalgamation is inadequate.” It is not contemplated that the shareholders of IPC Holdings, Ltd. will receive any consideration in the proposed IPC/Max transaction; rather, the shareholders of Max will have the right to receive 0.6429 common shares of IPC and cash in lieu of fractional shares in exchange for each Max common share they hold. Therefore, please delete this statement and all similar statements throughout the filing. Accordingly, delete all language stating that IPC’s shareholders will receive “little or no premium” in exchange for their shares in the event a transaction with Max is consummated, as this statement is invalid, and revise all discussions of premiums to clearly reflect the fact that the shareholders of Max and not IPC will receive consideration in the proposed IPC/Max combination.

     Response: The Company has revised the disclosure at page 2 and elsewhere in response to the Staff’s comment to remove the suggestion that consideration will be paid to holders of IPC shares in the Max amalgamation.
     5. We note your response to our prior comment 4. Please revise your filing in response to the below listed additional comments:
•	Please delete the statement referred to in sub-bullet 2 of our prior comment 4 and all similar statements throughout the filing, as it does not appear that this argument is supported. In reference to the supplemental information provided in response to our prior comment we note that some of the information provided is inaccurate. For instance, John R. Weade’s current title is Executive Vice President and Chief Financial Officer, Sarene Bourdges’ current title is Executive Vice President and General Counsel, not Chief Financial Officer, and Joseph Roberts and Peter Minton are also Executive Vice Presidents of their respective entities. Please be sure that all information provided is correct.
     Response to sub-bullet 1 of comment 5: The Company has revised the disclosure in response to the Staff’s comment, including by removing the statement previously located on page 4 under the caption “A vote ‘AGAINST’ the Proposed Max Amalgamation stops the IPC board from handing over operational control of IPC to Max management”.
•	We note your statement that IPC’s shareholders will assume a “large concentration of risky assets” if the IPC/Max transaction is consummated (included in sub-bullet point 3 of prior comment 4). In the interest of balanced disclosure, please address the fact that Max has publicly stated its intention to reduce its target allocation to alternative investments to approximately 10-15% of total invested assets, as stated in the excerpt of Max’s Form 10-K provided by you in response to our prior comment letter.
     Response to sub-bullet 2 of comment 5: The Company has revised the disclosure at page 3 in response to the Staff’s comment, under the caption “A vote ‘AGAINST’ the Proposed Max Amalgamation rejects a transaction which will materially impair...,” to disclose what Max stated in its Annual Report on Form 10-K filed on February 18, 2009 and, to ensure a balanced presentation that contains the material information to IPC shareholders, we have also added language that explains that despite Max’s planned decrease, according to Max’s disclosure on page 15 of its Investor Presentation filed with the SEC with a Form 8-K filed on March 11, 2009, IPC’s investment in alternative investments will increase from 7% of its total portfolio at December 31, 2008 to 12% of its total portfolio on a pro forma basis after giving effect to the Max Amalgamation, an increase of 5%.

•	Please provide a narrative explanation of the calculations provided in response to sub-bullet 4 of our prior comment 4.
     Response to sub-bullet 3 of comment 5: The Company has revised the disclosure at page 3 under the caption “A vote “AGAINST” the Proposed Max Amalgamation rejects a transaction which will materially impair ...” in response to the Staff’s comment by removing the reference to non-agency asset backed securities and revising the amount from 99% to 61% in the following statement referenced in sub-bullet 4 of prior comment 4: “According to Max’s most recent Form 10-K ... its holdings of alternative investments and non-agency asset backed securities totaled 99% of its tangible equity ” This percentage is calculated by dividing the $753 million amount of Max’s alternative investments of by Max’s tangible book value. Max’s tangible book value is calculated as Max’s book value of $1,280 minus Max’s intangibles of $41 million. $753 million divided by $1,239 is 61%.
•	Please revise the statement referenced in sub-bullet point 5 in prior comment 4 to more accurately state that the company will reflect a fair value adjustment to such reserves in the amount of $130 million which will be amortized into income each year, increasing the amount of net income each year during the amortization period. Also, please supplementally provide an explanation as to why such adjustment indicates “prior under-reserving.”
     Response to sub-bullet 4 of comment 5: The Company has revised the disclosure at page 3 under the caption “A vote “AGAINST” the Proposed Max Amalgamation rejects a transaction which will materially impair ...” in response to the Staff’s comment.
     Amendment No. 2 to the Form S-4 filed by IPC Holdings, Ltd. on April 28, 2009, in Note 4 to the to the Unaudited Pro Forma Condensed Consolidated Financial Information in footnote (4) on page 17, states that a the discount rate used now to determine the fair value estimate of Max’s reserve for property and casualty losses and loss adjustment expenses, life and annuity benefits, and loss adjustment expenses recoverable is different than the discount rate that was used to determine amounts reported in Max’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 19, 2009. This change in discount rate resulted in an increase in Max’s reserve liabilities of $130 million in the purchase accounting adjustments disclosed in this footnote (4). The magnitude of this adjustment (and therefore the magnitude of the discount rate change) is indicative of prior under-reserving.

•	Please supplementally provide a narrative explanation of the calculations provided in response to sub-bullet 6 of our prior comment 4. Particularly, please explain what is meant by the “inverse” of the IPC/Max Exchange Ratio and how this number was calculated.
     Response to sub-bullet 5 of comment 5: The Company has revised the Proxy Statement in response to the Staff’s comment to remove the statement referenced in sub-bullet 6 of prior comment 4.
•	We reissue sub-bullet point 7 of prior comment 4. Our comment sought support of the paragraph that begins “In addition, the Validus Offer provides a number of significant benefits for the Company and its shareholders, including: (i) quality diversification into profitable business lines that create value for the Company’s shareholders...”
     Response to sub-bullet 6 of comment 5: The Company has revised the Proxy Statement in response to the Staff’s comment to remove the statement referenced in sub-bullet 7 of prior comment 4.
•	We note the disclosure in sub-bullet point 9 of prior comment 4 and your response to comment 25. Given that you addressed the balance sheet risks and superior long-term prospects for a Validus-IPC amalgamation, please include, in an appropriate location in the proxy statement, a brief description of the risk captioned “The occurrence of severe catastrophic events after the acquisition...” on page 33 of the PREM14A.
     Response to sub-bullet 7 of comment 5: The Company has revised the disclosure at page 8 following the caption “Less Balance Sheet Risk” in response to the Staff’s comment to include a description of the risk in footnote 2.
•	We do not believe you have provided us the support requested with respect to sub-bullet points 10, 11, 17, and 20. Thus, please provide us the requested support or disclose through a footnote on the same page as the referenced language in each case that you do not have such support for your opinion or belief.
     Response to sub-bullet 8 of comment 5: The Company’s responses are as follows.
(a)	Sub-bullet 10 of prior comment 4 asked for support for the following statement on page 9 following the caption “Expedited Closing Process” in the Company’s March 31, 2009 letter: “[w]e will be able to close an amalgamation with IPC more quickly than Max” The Company has added footnote 3 in response to the Staff’s comment.

(b)	Sub-bullet 11 of prior comment 4 asked for support for the following statement on page 9 following the caption “Superior Outcome for Bermuda Community” in the Company’s March 31, 2009 letter: “The combination of Validus and IPC creates a larger stronger entity than a combination with Max and IPC which will benefit the Bermuda community.” The Company has revised the disclosure at page 9 to add footnote 4 in response to the Staff’s comment. The Company is supplementally providing supporting material with this letter.

(c)	Sub-bullet 17 of prior comment 4 asked for support for the following statement that begins on page 16 in the paragraph captioned “6. ‘Max’s business is complementary to IPC’ ” in the Company’s April 2, 2009 letter: “In fact, our combined financial strength and clout should only serve to make a combined Validus/IPC a ‘go-to’ player for reinsurance placements.” The Company has added footnote 13 in response to the Staff’s comment. The Company is supplementally providing supporting material with this letter.

(d)	Sub-bullet 20 of prior comment 4 asked for support for the following statement on page 18 in the paragraph captioned “12. ‘Max’s higher asset leverage provides greater investment income over time’ ” in the Company’s April 2, 2009 letter: “Max’s asset leverage has been a significant liability given its risky investment strategy.” The Company has revised the disclosure at page 18 to add footnote 16 in response to the Staff’s comment and the Company is supplementally providing supporting material with this letter.
•	The supplemental materials provided to support sub-bullet 13 of our prior comment 4 do not list Max Capital’s 2008 underwriting income. We reissue the comment.
     Response to sub-bullet 9 of comment 5: The Company is supplementally providing supporting material with this letter.
•	We note your response to sub-bullet 15 of our prior comment 4. Please provide a narrative description (through a footnote on the same page as the referenced language) of the calculation of the “true 2008 accident year GAAP combined ratio” of 103.4%. Further, please provide support for each of the following statements: “...Validus offers far superior characteristics than Max. . . Max’s chief source of diversifying growth, Max US Specialty, generated a 138.5% combined ratio in 2008. Results such as those cannot create value for shareholders. Max is not a leader in any category of business, and moreover, it has chosen to focus on volatile lines of business which yield low margins. In contrast, Validus is a global leader in very profitable business lines, including marine, energy and war and terrorism. Furthermore, Max’s statement that

Validus is constrained by its limited underwriting platforms is demonstrably untrue. Validus has the global licenses and other capabilities in place to write long tail insurance if and when it believes doing so would be profitable. In fact, today, Validus writes non-catastrophe business in 143 countries around the world. And, as demonstrated by Validus superior financial results and lower combined ratio, Validus does so profitably.”
     Response to sub-bullet 10 of comment 5: Sub-bullet 15 of prior comment 4 asked for support for each sentence on page 15 in the paragraph numbered 3 of Validus’ April 2, 2009 letter, beginning with “3. Max is a truly diversified underwriting platform” The Company has revised the disclosure at page 15 in response to the Staff’s comment, including by adding footnotes 5-9.
     The Company advises as follows regarding the statement: “Furthermore, Max’s statement that Validus is constrained by its limited underwriting platforms is demonstrably untrue. Validus has the global licenses and other capabilities in place to write long tail insurance if and when it believes doing so would be profitable. In fact, today, Validus writes non-catastrophe business in 143 countries around the world.” Upon verification, the Company’s internal reporting computer system indicates that the Company writes premiums in 134 countries, rather than 143 as set forth in the letter. The Company can provide the Staff a list of these countries upon request.
•	Please revise the language referenced in sub-bullet point 16 of prior comment 4 to footnote the source of that language, as provided to us supplementally.
     Response to sub-bullet 11 of comment 5: Sub-bullet 16 of prior comment 4 asked for support for the following statement on page 16 in the paragraph captioned “6. ‘Max’s business is complementary to IPC’ ” in the Company’s April 2, 2009 letter: “As we are both aware, the current reinsurance market is in the midst of a capacity shortage.” The Company has revised the disclosure at page 17 in response to the Staff’s comment to add footnote 13 disclosing the source for this statement.
•	We note you omitted the sentence upon which we commented in sub-bullet point 19 of prior comment 4. Given that your disclosure is part of a letter sent and included in whole, we do not believe you can simply omit the sentence. Thus, please reinsert the sentence and explain it through a footnote on the page the sentence appears.
     Response to sub-bullet 12 of comment 5: This sub-bullet of comment 5 appears to relate to sub-bullet 18 of prior comment 4, which asked for support for the following statement that has been reinserted on page 17 in the paragraph captioned “9. ‘Max has a proven, long term history of successful acquisitions ...’ ” in the Company’s April 2, 2009 letter: “Max’s acquisition history, on the other hand, is that of acquiring subscale small businesses that significantly lag the leaders in their respective markets.” The Company has reinserted this statement and added footnote 16 in response to the Staff’s comment.

•	Please characterize in a footnote to your disclosure your statement that Max has experienced “abject” underperformance as a statement of opinion or belief, rather than fact, and provide support for it.
     Response to sub-bullet 13 of comment 5: This sub-bullet of comment 5 appears to relate to sub-bullet 21 of prior comment 4, which asked for support for the following statement on page 18 in the paragraph captioned “12. ‘Max’s higher asset leverage provides greater investment income over time’ ” in the Company’s April 2, 2009 letter: “Its so-called ‘outperformance in 6 of the last 8 quarters’ ignores the abject underperformance it experienced in other periods.” The Company has added footnote 18 in response to the Staff’s comment. The Company is supplementally providing supporting material with this letter.
•	We note your response to sub-bullet 22 of our prior comment 4. Please provide us additional support that explains how comparing the net book value of net assets acquired prior to adjustments to fair value of net assets acquired provides the “reduced standalone value” of Max Capital.
     Response to sub-bullet 14 of comment 5: Sub-bullet 22 of prior comment 4 asked for support for the following statement on page 21 in the Company’s April 6, 2009 letter: “However, if we were to follow the Max approach, we would note that there are a number of adjustments contemplated in the proposed IPC/Max Amalgamation Agreement, which would reduce the standalone value that Max delivers by $117.4 million.” The Company is supplementally providing supporting material with this letter.
Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.
     6. We note your response to our prior comment 5. Please clearly confirm your intent to undertake to provide any omitted information to security holders in the form of a proxy supplement in the event you wish to disseminate your proxy statement prior to the distribution of the company’s proxy statement.
     Response: The Company does not intend to disseminate the Proxy Statement prior to the distribution of IPC’s proxy statement. However, the Company confirms its intent to undertake to provide any omitted information to security holders in the form of a proxy supplement in the event the Company wishes to disseminate the Proxy Statement prior to the distribution of the IPC proxy statement.
     7. We note your response to our prior comment 7. Please qualify the statement in question to indicate that your belief is based upon your interpretation of Bermuda law and that no direct Bermuda authority on the circumstances in question exists to support such interpretation.

     Response: The comment refers to the last sentence in the paragraph on page 3 immediately below the caption “A vote ‘AGAINST’ the Proposed Max Amalgamation stops the Company’s board of directors attempt to sell the Company in the guise of a merger of equals.” The Company has revised the disclosure in response to the Staff’s comment by removing the referenced language.
     8. Your response to our prior comment 8 does not address our comment, thus we reissue it.
     Response: The Company has revised the disclosure at page 3 under the caption “A vote ‘AGAINST’ the Proposed Max Amalgamation paves the way...” in response to the Staff’s comment, which asked for an explanation of the significance of the following statement that was located in the first partial paragraph on page 3 of Amendment No. 1 to the Proxy Statement immediately above the caption “A vote ‘AGAINST’ the Proposed Max Amalgamation rejects a transaction which will materially impair...” and read: “You should consider that, since July 24, 2007 (the date of Validus’ initial public offering) through March 30, 2009 (the last trading day prior to the announcement of the Validus Offer), Max’s common shares have declined 36.5% whereas the Validus common shares have appreciated 13.2% over the same period.”
Reasons to Vote “Against” the Proposed Max Amalgamation, page 2
     9. Please resubmit the supplemental materials provided in response to prior comment 9 to mark the language that addresses our prior comment.
     Response: The Company is supplementally providing a copy of its investment policy, marked to indicate the portions providing that alternative investments are not eligible investments. The Company has revised the disclosure at page 3, under the caption “A vote ‘AGAINST’ the Proposed Max Amalgamation rejects a transaction which will materially impair...” to remove the reference to non-agency asset-backed securities in response to the Staff’s comment.
Background of the Solicitation, page 5
     10. We note your response to our prior comment 15; however, it appears that you have neglected to include the full text of the press releases referred to on pages 5 and 15 of the filing issued by IPC on March 31, 2009 and by Max on March 31, 2009 and April 6, 2009. Please revise your disclosure to include the full text of these items where appropriate.
     Response: The Company has revised the disclosure at pages 10 and 19 to add the full text of these items.
     11. We note your response to our prior comment 16. Please note that Max and IPC may update their predictions of timing as new information becomes available to each party. Therefore, please delete the phrase “contrary to the statements it made prior to the Validus Proposal” contained in the first sentence of item 5 on page 13 of the filing.

     Response: In keeping with the Staff’s comment 5, with respect to sub-bullet 12, rather than deleting the sentence, which is contained in a reprinted letter already sent, the Company has revised the disclosure at page 16 to add footnote 10 in response to the Staff’s comment regarding the referenced statement on that page in the paragraph captioned “5. ‘IPC and Max can complete an amalgamation more quickly, with greater certainty’ ” in the Company’s April 2, 2009 letter.
     12. We note your response to our prior comment 17; however, it remains unclear why the fact that IPC may not terminate the Max Amalgamation Agreement until after the vote of the IPC shareholders at the annual meeting “cedes to Max the power to delay the closing of a Validus/IPC combination.” Please either revise your disclosure to clearly explain your reasoning or delete this and all similar statements throughout the filing.
     Response: In keeping with the Staff’s comment 5, with respect to sub-bullet 12, rather than deleting the sentence, which is contained in a reprinted letter already sent, the Company has revised the disclosure at page 16 to add footnote 11 in response to the Staff’s comment regarding the referenced statement on that page in the paragraph captioned “5. ‘IPC and Max can complete an amalgamation more quickly, with greater certainty’ ” in the Company’s April 2, 2009 letter.
     13. We note your response to our prior comment 18; however, it appears from your newly added disclosure on page 37 under the heading “Restrictions on Solicitation of Acquisition Proposals and Discussions regarding Acquisition Proposals” that the Validus Agreement contains “similar restrictions” on IPC’s ability to communicate with third parties. Please explain or delete the phrase “extraordinarily restrictive prohibition” where used on page 13, or include a statement applying such phrase to the Validus Agreement as well.
     Response: The Company has revised the disclosure at page 42 in response to the Staff’s comment and comment 21 below.
     14. Disclose the substance of your response to our prior comment 20.
     Response: The Company has revised the disclosure at page 17 to add footnote 15 in response to the Staff’s comment regarding the referenced statement regarding rating agencies on that page in the paragraph captioned “7. ‘Max’s complementary and diversified platform is appreciated by our ratings agencies’ ” in the Company’s April 2, 2009 letter.
Certain Information Concerning the Proposed Max Amalgamation, page 22
     15. We note your response to our prior comment 23. Please state in the filing itself that the number of IPC shares owned and percentage ownership held by Validus and its subsidiary is provided as of the proposed mailing date, rather than the date of filing, and that you are entitled to express consent as to all of the shares owned.
     Response: The Company has revised the disclosure at page 28 in response to the Staff’s comment.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements, page 27
     16. We note the following statement on page 29 of the filing: “Validus has reserved the right to withdraw its binding offer if the Board of Directors of IPC has not reached a determination... (iii) to make a recommendation for the transaction contemplated by the Validus’ binding offer by 5:00 p.m., Bermuda time, on Wednesday, April 15, 2009.” Please revise this statement, as the date referred to has already passed.
     Response: The Company has revised the disclosure in response to the Staff’s comment to remove this statement from page 34 in Note 3 to the Unaudited Condensed Consolidated Pro Forma Financial Statements and to add footnote 1 on page 7.
The Proposed Validus Amalgamation, page 36
     17. When discussing the conditions to which the Validus Offer is subject (see paragraph 2 of this section) please revise your disclosure to clarify that the Max Amalgamation cannot be terminated until the IPC and Max shareholders vote on the Max transaction. Also, please add to the list of conditions that IPC’s board of directors and shareholders must approve a transaction between IPC and Validus before a transaction with Validus will be possible.
     Response: The Company has revised the disclosure at page 41 in response to the Staff’s comment.
Comparison of Terms between Max Amalgamation Agreement and Validus Agreement, page 37
     18. Please characterize your statement that the Validus Agreement provides “improved economic terms” in comparison to the Max Agreement, as stated on page 37, as an assertion of opinion or belief.
     Response: The Company has revised the disclosure at page 42 in response to the Staff’s comment.
     19. Please revise your disclosure in the comparison table to include citations to each specific section of the Max Agreement from which the listed information was derived.
     Response: The Company has revised the disclosure beginning at page 42 in response to the Staff’s comment.
     20. Please revise the comparison table on page 37 to include a comparison of the proposed makeup of the board of directors and executive officers of a combined IPC/Max entity and a combined IPC/Validus entity. We note that on page 3 of the provided marked copy of the Validus Amalgamation Agreement it states that the board of directors and officers of Validus, Ltd. will become the board and officers of the combined entity, which we believe is material information to IPC shareholders.

     Response: The Company has revised the disclosure beginning at page 43 in response to the Staff’s comment.
Restrictions on Solicitation of Acquisition Proposals and Discussions regarding Acquisition Proposals. page 37
     21. We note the following statement on page 37 of the filing: “The Validus Agreement provides that IPC and its subsidiaries are subject to similar restrictions but does not restrict Validus, its subsidiaries and advisors.” Please revise to fully describe the “similar restrictions” referred to in this statement.
     Response: The Company has revised the disclosure at page 42 in response to the Staff’s comment and comment 13 above.
Covenants Relating to the Conduct of Business, page 37
     22. Please revise your disclosure to describe the “certain actions” which IPC would be prohibited from engaging in relating to its employee compensation and benefit plans.
     Response: The Company has revised the disclosure at page 43 in response to the Staff’s comment.
Termination, page 38
     23. It appears that under the Validus amalgamation agreement both Validus and IPC will have termination rights associated with a decline in book value of each company’s shares. Please revise your disclosure to include a description of this termination right, as well as a discussion of how this right will come into play in relation to the approaching 2009 hurricane season.
     Response: The Company has revised the disclosure beginning at page 44 in response to the Staff’s comment.
Schedule I, page I-1
     24. We note your response to our prior comment 29; however, the first sentences on pages I-1 and I-4 are still confusing. Please revise each sentence to state that the tables set forth certain information with respect to “each director and executive officer of Validus that is a Participant in the solicitation,” rather than stating that the tables list “each director and Participant executive officer of Validus that is a Participant” (emphasis added).

     Response: The Company has revised the disclosure at pages I-1 and I-4 in response to the Staff’s comment.
*  *  *  *  *
          Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)